Filed by Franklin Resources, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                   Commission File No. 333-52722
                          Subject Company: Fiduciary Trust Company International



FROM:     Franklin Templeton Investments
          Alan Weinfeld, Investor Relations, 650-525-8900
          Holly Gibson Brady, Corporate Communications, 650-312-4701

          Fiduciary Trust Company International
          Katherine McMillan, Compton Consulting Group, Inc., 617-451-2030

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                                                         FOR IMMEDIATE RELEASE
                                                         ---------------------


         FRANKLIN RESOURCES, INC. ACQUISITION OF FIDUCIARY TRUST COMPANY
                INTERNATIONAL APPROVED BY FEDERAL RESERVE BOARD

           San Mateo, CA, March 26, 2001 -- The Federal Reserve Board today approved the acquisition of Fiduciary Trust Company International by Franklin Resources, Inc.

           Pursuant to the terms of the Acquisition Agreement, each share of Fiduciary Trust Company International common stock will be exchanged for 2.7744 shares of Franklin Resources, Inc. common stock, which will result in the issuance in the aggregate of approximately 20,187,000 shares of Franklin Resources, Inc. common stock.

           The transaction is still subject to approval by the New York State Banking Department and other regulatory approvals. The acquisition, first announced on October 25, 2000, was approved by Fiduciary Trust Company International shareholders on March 14, 2001. The acquisition is expected to close in April 2001.

           Established in 1931, Fiduciary Trust Company International [OTCBB:FCNY] is one of the oldest pure investment management firms. It has one of the longest global track records of any U.S.-based manager--having invested in the international markets since the early 1960s. Fiduciary Trust Company International's clients include major corporations, public and private pension funds, foundations, endowments and wealthy families in the United States, Europe and Asia. The firm currently serves approximately 1,000 wealthy families and nearly 500 institutional clients.



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           Franklin Resources, Inc. [NYSE:BEN] is a global investment organization operating as Franklin Templeton Investments. Through its subsidiaries, Franklin Templeton Investments provides global and domestic investment, shareholder and distribution services to the Franklin, Templeton and Mutual Series funds and institutional accounts, as well as separate account management services. The San Mateo, CA-based company has over 50 years of investment experience and more than $225 billion in assets under management as of February 28, 2001. For more information, please visit franklintempleton.com.


FORWARD-LOOKING STATEMENTS:

Statements in this presentation regarding Franklin Resources, Inc.'s business which are not historical facts are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks, uncertainties and other important factors that could cause the actual results and outcomes to differ materially from any future results or outcomes expressed or implied by such forward-looking statements. Such risks, uncertainties and other important factors include the following: o We face strong competition from numerous and sometimes larger companies.

      o Competing securities dealers and banks could restrict sales of our funds.

      o Changes in the distribution channels on which we depend could reduce our revenues and hinder our growth.

      o New share classes that we have introduced yield lower revenues and have reduced operating margins.

      o If our asset mix shifts to predominantly fixed-income products, our revenues could decline.

      o We have become subject to an increased risk of asset volatility from changes in the global equity markets.

      o The levels of our assets under management are subject to significant fluctuations.

      o We face risks associated with conducting operations in numerous foreign countries.

      o General economic and securities markets fluctuations may reduce our sales and market share.

      o Our inability to meet cash needs could have a negative effect on our financial condition and business operations.

      o We face increased competition in hiring and retaining qualified employees.


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      o     Our emerging markets portfolios and related revenues are vulnerable to political and economic risks associated with emerging markets.


ADDITIONAL INFORMATION:

Franklin Resources, Inc. filed a registration statement with the U.S. Securities and Exchange Commission (including an amendment on January 26, 2001) in connection with its proposed acquisition of Fiduciary Trust Company International. FIDUCIARY TRUST COMPANY INTERNATIONAL SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION. Investors will be able to obtain these documents free of charge at the Commission's web site at www.sec.gov or from Franklin by directing such requests to Investor Relations, Franklin Resources, Inc., 777 Mariners Island Blvd., San Mateo, CA 94404, (tel: 1-800-632-2350 x28900).


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